SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
TO
ANNUAL REPORT
OF
THE REPUBLIC OF TURKEY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
Turkish Embassy in Washington D.C.
Office of the Economic Counselor
2525 Massachusetts Avenue, N.W.
Washington, D.C. 20008
* The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY
SIGNATURE
EXHIBIT INDEX
EX-99.K: UNDERWRITING AGREEMENT
EX-99.L: OPINION OF THE FIRST LEGAL ADVISOR, PRIME MINISTRY OF THE REPUBLIC OF TURKEY
EX-99.M: OPINION OF ARNOLD & PORTER LLP
EX-99.N: RECENT DEVELOPMENTS IN THE REPUBLIC

THE REPUBLIC OF TURKEY
     Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2006 and effective as of August 10, 2006 (Registration Number 333-133956) (the “Registration Statement”) of the Republic of Turkey (the “Registrant”).
     The sole purpose of this Amendment No. 2 is to file with the Commission (i) the underwriting agreement which is included as Exhibit K, (ii) the legal opinions included as Exhibits L and M hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Legal Advisor to the Registrant) in connection with any issue of securities under the Registration Statement, and (iii) the recent developments in the Republic as of November 9, 2006, which is included as Exhibit N.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 20th day of November, 2006.

REPUBLIC OF TURKEY
By:	/s/ Memduh Aslan AKCAY
Memduh Aslan AKCAY
Director General of Foreign Economic Relations Undersecretariat of Treasury Prime Ministry

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EXHIBIT INDEX

Exhibit
Number
A.	None

B.	None

* C.	Copy of the 2006 Annual Budget of the Republic (in Turkish)

* D.	Current Description of the Republic

* E.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated September 26, 2006

* F.	Opinion of Arnold & Porter LLP dated September 26, 2006

* G.	Underwriting Agreement

* H.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 1, 2006

* I.	Opinion of Arnold & Porter LLP dated November 1, 2006

* J.	Recent Developments in the Republic as of October 19, 2006

K.	Underwriting Agreement

L.	Opinion of the First Legal Advisor, Prime Ministry of the Republic of Turkey dated November 14, 2006

M.	Opinion of Arnold & Porter LLP dated November 14, 2006

N.	Recent Developments in the Republic as of November 9, 2006

*	Previously filed.

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